Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2017, our 2016 annual consolidated financial statements and our 2016 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2017 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of April 27, 2017.

We have organized our management’s discussion and analysis in the following key sections:

To help you understand this management’s discussion and analysis:

•	We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position as well as for internal planning purposes. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in Appendices A and B, and the “Results of Operations-Continuing Operations” and “Liquidity and Capital Resources” sections of this management’s discussion and analysis.

•	Our consolidated financial statements are reflected in U.S. dollars. References in this discussion to “$” and “US$” are to U.S. dollars. References to “bp” means “basis points” and “n/a” and “n/m” refer to “not applicable” and “not meaningful”, respectively. One basis point is equal to 1/100th of 1%, so “100 bp” is equivalent to 1%. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

•	We refer to our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. We believe this provides the best basis to measure the performance of our business as it removes distortion from the effects of foreign currency movements during the relevant period.

•	When we refer to “net sales” of a business, we are referring to its new sales less cancellations. When we use the terms “organic” or “organically”, we are referring to our existing businesses.

Executive Summary

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. We have operated in more than 100 countries for more than 100 years.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in three business units supported by a corporate center:

Financial & Risk

A provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

We also operate:

•	Reuters, a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.
•	A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our business units.
•	An Enterprise Technology & Operations group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Discontinued operations includes the results of the Intellectual Property & Science business, which was sold in October 2016. See the “Results of Operations – Results of Discontinued Operations” section of this management’s discussion and analysis for additional information.

Key Financial Highlights

Below are financial highlights from our first quarter 2017 results. You can find a more detailed discussion of our first quarter 2017 performance in the “Results of Operations” section of this management’s discussion and analysis.

	Three months ended March 31,
IFRS Financial Measures (millions of U.S. dollars, except per share amounts)	2017	2016	Total Change
Revenues	2,815	2,793	1%
Operating profit	444	310	43%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.41	$0.34	21%

Revenues: Revenues increased as higher subscription revenues and contributions from acquisitions in our Financial & Risk business were partly offset by the unfavorable impact of foreign currency and lower recoveries revenues in Financial & Risk.

Operating profit: Operating profit increased primarily due to higher revenues and lower operating expenses, which reflected the impact of transformation initiatives to simplify and streamline our businesses as well as the favorable timing of certain corporate costs.

Diluted EPS: Diluted EPS, which includes discontinued operations, increased as higher operating profit more than offset the loss of earnings from the Intellectual Property & Science business, following its sale in October 2016.

	Three months ended March 31,
Non-IFRS Financial Measures(1)			Change
(millions of U.S. dollars, except per share amounts and margins)	2017	2016	Total	Constant Currency
Revenues	2,815	2,793	1%	2%
Adjusted EBITDA	876	748	17%	17%
Adjusted EBITDA margin	31.1%	26.8%	430bp	400bp
Adjusted earnings per share (EPS)	$0.63	$0.46	37%	37%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

The first quarter results reflect our progress executing on our 2017 priorities to accelerate organic revenue growth and drive productivity gains. We improved our profitability and margins, which we believe will enable us to deliver on our financial objectives. We also reaffirmed our 2017 full-year business outlook.

In constant currency, revenues increased as growth in subscription revenues and contributions from acquisitions in our Financial & Risk business were partly offset by a decline in Financial & Risk’s recoveries revenues. Revenue growth in constant currency was comprised of 1% organic and 1% from acquisitions.

Revenue performance by segment in constant currency was as follows:	First Quarter 2017 Revenues

•     Financial & Risk’s revenues increased 1% as contributions from acquisitions and growth in subscription revenues were partly offset by a decline in recoveries revenues.

•    Legal’s revenues increased 1% as higher subscription revenues were partly offset by declines in transaction and U.S. Print revenues.

•    Tax & Accounting’s revenues increased 6% reflecting growth in its Corporate and Professional businesses.

In constant currency, adjusted EBITDA and the related margin each increased due to higher revenues and lower operating expenses, which reflected the impact of transformation initiatives to simplify and streamline our business, as well as favorable timing of certain corporate costs. Adjusted EPS increased primarily due to higher adjusted EBITDA and the benefit of a lower number of outstanding common shares due to repurchases. Foreign currency had no impact on adjusted EPS.

In 2017, we are executing on the following key financial priorities:

Accelerate Organic Revenue Growth

To accelerate organic revenue growth, we are continuing to execute key initiatives already in process, including using cost savings from our efficiency initiatives to invest in our higher growth businesses, including Risk, Elektron Data Platform, Legal Software & Solutions, and Global Tax. These growth segments represented over one third of our total revenue base in 2016. Additionally, we are focused on improving our customers’ experience by making it easier to conduct business with our company – from placing an order to paying a bill. We’re also focused on increasing the productivity of our sales force through better tools to ease administration and simpler commercial policies.

Continue to Drive Productivity Gains

We have made significant progress simplifying our business over the last three years, and we are focused on streamlining it even further. In 2017, each of our businesses plans to reduce the number of products it sells, which is expected to benefit our customers as well as our sales and customer representatives. Additionally, we plan to consolidate more offices, thereby reducing the number of locations in which we operate. As a result, we expect to increase our full-year adjusted EBITDA margin in 2017 compared to 2016.

Deliver on Our Financial Objectives

We plan to increase our full-year 2017 adjusted EPS by approximately 15% to $2.35. We also plan to continue executing a capital strategy that balances reinvestment in our core businesses with return of capital to our shareholders through dividends and share repurchases. In February 2017, we announced plans to repurchase up to an additional $1.0 billion of our shares and a $0.02 annualized increase in our dividend to $1.38 per share. This is the 24th consecutive year that we have increased our dividend.

2017 Outlook:

We recently reaffirmed our 2017 full-year business outlook that we originally communicated in February 2017. For 2017, we continue to expect:

•	Low single digit revenue growth,
•	Adjusted EBITDA margin between 28.8% and 29.8%,
•	Adjusted EPS of $2.35, and
•	Free cash flow between $0.9 billion and $1.2 billion.

Our 2017 outlook assumes constant currency rates relative to 2016 and does not factor in the impact of any acquisitions or divestitures that may occur during the year. Additionally, our outlook for free cash flow reflects cash payments in 2017 relating to fourth-quarter 2016 severance charges, a $500 million contribution to our U.S. defined benefit pension plan made in January 2017, and the loss of free cash flow from our former Intellectual Property & Science business.

Additional information is provided in the “Outlook” section of this management’s discussion and analysis. The information in this section is forward-looking and should also be read in conjunction with the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues (such as transaction revenues) can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Use of non-IFRS financial measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position, as well as for internal planning purposes and our 2017 business outlook. We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance.

Our non-IFRS financial measures include:

•	Adjusted EBITDA and the related margin;
•	Adjusted EBITDA less capital expenditures and the related margin;
•	Adjusted earnings and adjusted EPS;
•	Net debt; and
•	Free cash flow.

Changes before the impact of foreign currency or at “constant currency”: In order to provide better comparability of our business trends from period to period, we also report changes in our revenues, operating expenses, adjusted EBITDA and related margin, and adjusted EPS excluding the effects of foreign currency movements.

Underlying operating profit and the related margin: We no longer report underlying operating profit and the related margin as non-IFRS measures. Refer to the “Results of Operations – Continuing Operations – Segment Results” section of this management’s discussion and analysis for further information.

As disclosed in our 2016 annual report, effective for periods beginning with the third quarter of 2016, we redefined adjusted earnings and adjusted EPS in relation to certain tax computations to better align these definitions with current market practices and to reflect guidance issued in May 2016 by the U.S. Securities and Exchange Commission. These changes reflected the following:

•	Tax effect of amortization of other identifiable intangible assets – we now remove the post-tax impact of amortization of other identifiable intangible assets. We previously removed the amortization of other identifiable intangible assets on a pre-tax basis.
•	Tax charge amortization – we no longer amortize the tax charge generated from our 2013 sale of technology and content assets to a related subsidiary over seven years.

To facilitate a comparison to our redefined adjusted earnings and adjusted EPS measures, we restated the prior-year computations for both of these measures in this management’s discussion and analysis. Under the redefined measures, our first quarter 2016 adjusted earnings and adjusted EPS are $16 million and $0.02 lower than previously reported in the prior-year period, respectively. These changes had no impact on revenues, adjusted EBITDA or free cash flow.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures. We are unable to provide reconciliations for non-IFRS measures presented in our 2017 outlook. Refer to the “Outlook” section of this management’s discussion and analysis for further explanation.

Results of Operations – Continuing Operations

Basis of presentation

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases exclude the results of our former Intellectual Property & Science business, which was reported as a discontinued operation through the date of the sale, and include the results of acquired businesses from the date of purchase. We discuss the results of our former Intellectual Property & Science business within the “Results of Discontinued Operations” section below.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Constant Currency
IFRS Financial Measures
Revenues	2,815	2,793	1%
Operating profit	444	310	43%
Diluted EPS from continuing operations	$0.41	$0.26	58%
Non-IFRS Financial Measures
Revenues	2,815	2,793	1%	2%
Adjusted EBITDA	876	748	17%	17%
Adjusted EBITDA margin	31.1%	26.8%	430bp	400bp
Adjusted EBITDA less capital expenditures	663	515	29%
Adjusted EBITDA less capital expenditures margin	23.6%	18.4%	520bp
Adjusted EPS	$0.63	$0.46	37%	37%

Foreign currency effects

With respect to the significant foreign currencies that we transact in, the U.S. dollar strengthened against the British pound sterling and the Euro, but weakened against the Canadian dollar and the Japanese yen in the first quarter of 2017 compared to the same period in 2016. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues and no impact on adjusted EBITDA, but had a modest positive impact on our adjusted EBITDA margin.

Revenues

Revenues increased despite an unfavorable impact from foreign currency. Revenues increased on a constant currency basis as growth in subscriptions across all our segments as well as contributions from acquisitions in our Financial & Risk segment, were partly offset by lower recoveries revenues in Financial & Risk. The combined growth of our Legal and Tax & Accounting segments was 3%, while our Financial & Risk segment grew 1%. Revenue growth in constant currency was comprised of 1% organic and 1% from acquisitions.

Revenues from GGO, which comprised approximately 8% of our first quarter 2017 revenues, decreased 1% on a constant currency basis.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Constant Currency
Operating profit	444	310	43%
Adjustments to remove:
Depreciation	72	81
Amortization of computer software	180	169
Amortization of other identifiable intangible assets	119	128
Fair value adjustments	65	64
Other operating gains, net	(4)	(4)
Adjusted EBITDA(1)	876	748	17%	17%
Deduct: capital expenditures, less proceeds from disposals	(213)	(233)
Adjusted EBITDA less capital expenditures(1)	663	515	29%
Adjusted EBITDA margin	31.1%	26.8%	430bp	400bp
Adjusted EBITDA less capital expenditures margin	23.6%	18.4%	520bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit increased primarily due to higher revenues, lower operating expenses and lower amortization of other identifiable intangible assets.

Adjusted EBITDA and the related margin increased in total and in constant currency. The increases in constant currency were driven by higher revenues and lower operating expenses.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA and lower capital expenditures, which was timing related.

Operating expenses

	Three months ended March 31,
			Change
(millions of U.S. dollars)	2017	2016	Total	Constant Currency
Operating expenses	2,004	2,109	(5%)	(4%)
Remove fair value adjustments(1)	(65)	(64)
Operating expenses, excluding fair value adjustments	1,939	2,045	(5%)	(4%)

(1)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives. In 2016, fair value adjustments also included the mark-to-market impacts on certain share-based awards. Please refer to note 1 of our consolidated interim financial statements for the three months ended March 31, 2017 and the “Changes in Accounting Policies” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, for additional information on our adoption of IFRS 2 amendments.

Operating expenses, excluding fair value adjustments, decreased in total and on a constant currency basis. On a constant currency basis, the decrease in operating expenses excluding fair value adjustments, reflected our transformation initiatives to simplify and streamline our business, as well as favorable timing of certain corporate costs.

Depreciation and amortization

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Depreciation	72	81	(11%)
Amortization of computer software	180	169	7%
Subtotal	252	250	1%
Amortization of other identifiable intangible assets	119	128	(7%)

•	Depreciation and amortization of computer software on a combined basis increased slightly, as expenses associated with capital spending on product development, network and infrastructure initiatives were largely offset by the completion of depreciation and amortization of assets acquired or developed in previous years.
•	Amortization of other identifiable intangible assets decreased as the completion of amortization for certain identifiable intangible assets acquired in previous years and the impact of foreign currency more than offset amortization of newly-acquired assets.

Net interest expense

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Net interest expense	93	93	-

Net interest expense was unchanged. The first quarter of 2017 reflected lower interest costs on our net pension obligations, following a $500 million contribution to our U.S. defined benefit pension plan in January 2017. The prior-year period included an interest benefit associated with the release of certain sales tax liabilities. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged.

Other finance costs

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Other finance costs	27	34

Other finance costs included losses related to changes in foreign exchange contracts and changes in foreign currency exchange rates on certain intercompany funding arrangements.

Tax expense (benefit)

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Tax expense (benefit)	9	(26)

The tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense (benefit) was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Tax expense (benefit)
Tax items impacting comparability:
Other tax adjustments(1)	-	(7)
Subtotal	-	(7)
Tax related to:
Fair value adjustments	(15)	(20)
Amortization of other identifiable intangible assets	(36)	(32)
Other items	4	(5)
Subtotal	(47)	(57)
Total	(47)	(64)

(1)	Relates primarily to changes in the recognition of deferred tax assets in various jurisdictions due to earlier acquisitions, assumptions regarding future profitability, and adjustments for indefinite-lived assets and liabilities that are not expected to reverse.

Because the items described above impact the comparability of our tax expense (benefit) for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate.

The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Tax expense (benefit)	9	(26)
Remove: Items from above impacting comparability	47	64
Other adjustment:
Interim period effective tax rate normalization(1)	(1)	5
Total tax expense on adjusted earnings	55	43

(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted EPS from continuing operations

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Earnings from continuing operations	317	210	51%
Diluted EPS from continuing operations	$0.41	$0.26	58%

Earnings from continuing operations and the related per share amount increased due to higher operating profit, partly offset by higher tax expense. Additionally, diluted EPS benefited from lower outstanding common shares due to share repurchases.

Adjusted earnings and adjusted EPS

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and share data)	2017	2016	Total	Constant Currency
Earnings attributable to common shareholders	297	262	13%
Adjustments to remove:
Fair value adjustments	65	64
Amortization of other identifiable intangible assets	119	128
Other operating gains, net	(4)	(4)
Other finance costs	27	34
Share of post-tax earnings in equity method investments	(2)	(1)
Tax on above items(1)	(47)	(57)
Tax items impacting comparability(1)	-	(7)
Loss (earnings) from discontinued operations, net of tax	3	(62)
Interim period effective tax rate normalization(1)	1	(5)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	458	351	30%
Adjusted EPS	$0.63	$0.46	37%	37%
Diluted weighted-average common shares (millions)	729.2	762.2

(1)	See the “Tax expense (benefit)” section above for additional information.

Adjusted earnings and the related per share amount increased primarily due to higher adjusted EBITDA. Additionally, adjusted EPS benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources—Share Repurchases” section of this management’s discussion and analysis for additional information).

Segment results

We discuss the results of our three reportable segments as presented in our consolidated interim financial statements for the three months ended March 31, 2017: Financial & Risk, Legal and Tax & Accounting. We also report “Corporate & Other”, which includes expenses for corporate functions and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

See note 3 of our consolidated interim financial statements for the three months ended March 31, 2017 which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

In 2017, management changed the profitability measure it uses to assess the performance of its reportable segments from segment operating profit, which it no longer uses, to adjusted EBITDA. These profitability measures are the same, except that adjusted EBITDA excludes depreciation of fixed assets and amortization of computer software. Management uses a number of measures to assess the performance of its segments internally. Adjusted EBITDA will be reported externally, as it represents the internal profitability measure most closely aligned with the measurement of the consolidated income statement.

Revenues

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”).

Adjusted EBITDA and adjusted EBITDA margin

•	Adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.
•	We do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.
•	We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.
•	Our definitions of adjusted EBITDA and adjusted EBITDA margin may not be comparable to that of other companies.

Financial & Risk

	Three months ended March 31,
(millions of U.S. dollars, except margins)	2017	2016	Change
Revenues	1,502	1,509	-
Revenue change at constant currency			1%
Adjusted EBITDA	463	437	6%
Adjusted EBITDA margin	30.8%	29.0%	180bp

Revenues on a constant currency basis increased due to contributions from acquisitions. Organic revenues were essentially unchanged as higher revenues from Financial & Risk’s annual price increase were offset by a decline in recoveries revenues and commercial pricing adjustments related to the migration of remaining foreign exchange and buy-side customers onto new products on Financial & Risk’s unified platform. Financial & Risk expects to largely complete the remaining commercial price adjustments on its legacy foreign exchange products by the end of the second quarter. Excluding the decline in recoveries revenues and the commercial pricing adjustments, Financial & Risk’s revenues increased approximately 2% organically.

By geographic area, Financial & Risk’s revenues increased 3% in the Americas and were essentially unchanged in both Europe, Middle East and Africa (EMEA) and Asia Pacific. Excluding recoveries and the impact of commercial pricing adjustments, revenues increased in all geographic areas.

Net sales were positive overall. By geographic area, net sales were positive in EMEA and Asia Pacific, but negative in the Americas. The Americas negative net sales performance reflected the migration of legacy asset management products to Eikon, which Financial & Risk largely expects to complete by the end of second quarter.

Results by type in constant currency were as follows:

•    Subscription revenues increased 2%, primarily due to the benefit of the 2017 annual price increase, partly offset by the commercial pricing adjustments on remaining legacy foreign exchange products. Elektron Data Platform and Risk revenues grew 9% collectively while desktop revenues declined 4%;

•    Transactions revenues increased 4%, primarily due to organic growth in Tradeweb and the BETA brokerage processing business as well as contributions from acquisitions, partly offset by lower foreign exchange trading and other non-desktop transactional revenues; and

•     Recoveries revenues, which Financial & Risk collects from customers and largely passes through to a third-party provider, such as stock exchange fees, decreased 9%. The decline in these low-margin recoveries revenues partially reflected the continued transition of a small number of third-party information providers to direct billing arrangements with their customers. For the full year, Financial & Risk expects recoveries revenues to decline slightly, but the decline is not expected to have a significant impact on Financial & Risk’s overall revenue growth.

First Quarter 2017 Revenues by Type

Adjusted EBITDA and the related margin increased primarily due to the impact of higher subscription and transaction revenues, as well as lower expenses, all on a constant currency basis, driven by transformation initiatives to simplify Financial & Risk’s business. Foreign currency benefited adjusted EBITDA margin by 20bp, compared to the prior-year period.

Legal

	Three months ended March 31,
(millions of U.S. dollars, except margins)	2017	2016	Change
Revenues	824	822	-
Revenue change at constant currency			1%
Adjusted EBITDA	307	298	3%
Adjusted EBITDA margin	37.3%	36.3%	100bp

Revenues increased on a constant currency basis as 4% growth in subscription revenues (76% of the Legal segment in the quarter) was partly offset by an 8% decline in transaction revenues (11% of the Legal segment in the quarter) and a 4% decline in U.S. Print revenues (13% of the Legal segment in the quarter). Excluding U.S. Print, Legal’s revenues increased 2%.

Results by line of business in constant currency were as follows:

•    Solutions businesses revenues include non-U.S. legal information and global software and services businesses. Solutions businesses revenues increased 2%, as 5% growth in subscription revenues was partly offset by a 9% decline in transaction revenues. Revenue growth was led by U.K. Practical Law, FindLaw, Investigative & Public Records and Legal Tracker, partly offset by lower revenues in Latin America;

•     U.S. Online Legal Information revenues increased 2%, due to growth in U.S. Practical Law and high retention rates at Westlaw. This business has now entered its third consecutive year of reporting revenue growth; and

•    U.S. Print revenues decreased 4%.

First Quarter 2017 Revenues by Line of Business

Adjusted EBITDA and the related margin increased due to the impact of higher revenues. Expenses were slightly lower than the prior-year period, reflecting transformation and cost management initiatives. Foreign currency negatively impacted adjusted EBITDA margin by 10bp, compared to the prior-year period.

Tax & Accounting

	Three months ended March 31,
(millions of U.S. dollars, except margins)	2017	2016	Change
Revenues	417	389	7%
Revenue change at constant currency			6%
Adjusted EBITDA	141	114	24%
Adjusted EBITDA margin	33.8%	29.3%	450bp

Revenues increased on a constant currency basis driven by a 7% increase in recurring revenues (83% of the Tax & Accounting segment in the quarter) and a 4% increase in transaction revenues (17% of the Tax & Accounting segment in the quarter).

Results by line of business in constant currency were as follows:

•     Corporate includes revenues from a suite of global and local tax compliance, workflow and data management software and services. Corporate revenues increased 7%, primarily from growth in ONESOURCE software and services;

•    Professional includes revenues from tax, accounting, audit, payroll, document management, client portals and practice management applications and services. Professional revenues increased 13%, primarily from growth in CS Professional Suite solutions for accounting firms and higher revenues in Latin America;

•    Knowledge Solutions includes revenues from information, research, workflow tools and certified professional education. Knowledge Solutions revenues decreased 1%; and

•    Government, which represents only 3% of Tax & Accounting’s revenues, includes integrated property tax management and land registry solutions. Government reported a 16% revenue decline, as management continues to work to improve the business. Revenues for the Government business are less predictable in nature, and growth rates can vary significantly from period to period.

First Quarter 2017 Revenues by Line of Business

Adjusted EBITDA and the related margin increased due to the impact of higher revenues. Expenses were essentially unchanged as cost savings from transformation initiatives and lower severance charges offset higher allocations of technology expenses. Foreign currency negatively impacted adjusted EBITDA margin by 30bp compared to the prior-year period.

Tax & Accounting is a seasonal business with a significant percentage of its adjusted EBITDA historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact the quarterly margin. Full-year margin is more reflective of the segment’s performance.

Corporate & Other

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Revenues – Reuters News	74	75

Reuters News	13	4
Core corporate expenses	(48)	(105)
Total	(35)	(101)

Revenues from Reuters News decreased primarily due to the impact of foreign currency. Revenues increased 1% in constant currency primarily due to growth in Broadcast Solutions, partly offset by lower news agency revenues. Reuters News results reflect the impact of lower operating expenses, which included a favorable impact from foreign currency.

The decrease in core corporate expenses was primarily due to the elimination of certain overhead costs in connection with the sale of our former Intellectual Property & Science business, the allocation of additional costs, primarily technology, to the Tax & Accounting segment, and favorable timing of expenses. Refer to the “Outlook” section of this management’s discussion and analysis for further information regarding our expectations for core corporate expenses.

Results of Discontinued Operations

In October 2016, we sold our Intellectual Property & Science business which was reported as discontinued operations. The results of discontinued operations were as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
(Loss) earnings from discontinued operations, net of tax	(3)	62

The 2017 period includes residual expenses that were borne by our company following the closing of the Intellectual Property & Science sale.

Liquidity and Capital Resources

Our disciplined capital strategy is aligned with our business strategy and remains focused on:

•	Driving organic revenue growth, rather than growth from acquisitions;
•	Delivering consistent free cash flow growth;
•	Balancing cash generated from operations between reinvestment in the business and returning it to shareholders; and
•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.4 billion credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. Additionally, in the first quarter of 2017, we contributed $500 million to our U.S. defined benefit pension plan. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	$ Change
Net cash (used in) provided by operating activities	(368)	458	(826)
Net cash used in investing activities	(375)	(269)	(106)
Net cash used in financing activities	(826)	(248)	(578)
Decrease in cash and bank overdrafts	(1,569)	(59)	(1,510)
Translation adjustments	2	4	(2)
Cash and bank overdrafts at beginning of period	2,367	922	1,445
Cash and bank overdrafts at end of period	800	867	(67)
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	812	898	(86)
Bank overdrafts	(12)	(31)	19

Operating activities. Net cash used in operating activities included the $500 million contribution to pre-fund our U.S. pension plan in January 2017, but also reflected the loss of approximately $150 million of cash flows from our Intellectual Property & Science business, which was sold in October 2016. Unfavorable working capital movements, which included 2017 payments associated with fourth-quarter 2016 severance charges of $86 million, were also a factor.

Investing activities. The increase in net cash used in investing activities was primarily attributable to higher acquisition spending partly offset by lower capital expenditures, which was timing related. In the first quarter of 2017, acquisition spending was $178 million compared to $46 million in the prior-year period. In the first quarter of 2017, our Financial & Risk business acquired REDI, a provider of a cross-asset trade execution management system for financial professionals, and two smaller businesses, Clarient and Avox, which expand our risk management footprint.

Financing activities. The increase in net cash used in financing activities was primary attributable to the first quarter 2017 repayment of US$550 million principal amount of notes upon their maturity, partly offset by lower share repurchases. We returned $0.5 billion (2016 – $0.7 billion) to our common shareholders through dividends and share repurchases in the first quarter of 2017. Additionally, in the first quarter of 2017, commercial paper borrowings increased $255 million compared to $442 million in the prior-year period.

Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $360 million during the first quarter of 2017, of which $255 million was outstanding at March 31, 2017.

•	Credit facility. We have a $2.4 billion syndicated credit facility agreement which matures in November 2021. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings under the credit facility in the first quarter of 2017. We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at March 31, 2017.

•	Debt shelf prospectus. In March 2016, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2018. We have issued $0.5 billion principal amount of debt securities under the prospectus.

•	Long-term debt. The following table provides information regarding notes that we repaid in the three months ended March 31, 2017:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes repaid
February 2017	1.30% Notes, due 2017	US$550

The notes were repaid principally from cash on hand, which included a portion of the proceeds from the sale of the Intellectual Property & Science business.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan. Details of dividends declared per share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2017	2016
Dividends declared per share	$0.345	$0.34

Dividends declared	251	258
Dividends reinvested	(9)	(9)
Dividends paid	242	249

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In February 2017, we announced that we plan to repurchase up to an additional $1.0 billion of our common shares after having completed our previous $1.5 billion program announced in February 2016. As of March 31, 2017, we repurchased 6.8 million common shares for a cost of $284 million under this buyback program.

Under our normal course issuer bid (NCIB), we may repurchase up to 37.5 million common shares between May 30, 2016 and May 29, 2017 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the first quarter of 2017, we privately repurchased 5 million common shares (2016-1.5 million common shares) at a discount to the then-prevailing market price. We intend to renew our NCIB in May 2017 for an additional 12 month period.

Details of share repurchases were as follows:

	Three months ended March 31,
	2017	2016
Share repurchases (millions of U.S. dollars)	284	432
Shares repurchased (millions)	6.8	11.7
Share repurchases—average price per share	$41.69	$36.99

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker on March 31, 2017. As a result, we recorded a $55 million liability in “Other financial liabilities” within current liabilities at March 31, 2017 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Free cash flow

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Net cash (used in) provided by operating activities	(368)	458
Capital expenditures, less proceeds from disposals	(213)	(233)
Capital expenditures from discontinued operations	-	(11)
Other investing activities	6	19
Dividends paid on preference shares	(1)	(1)
Dividends paid to non-controlling interests	(9)	(9)
Free cash flow	(585)	223

Free cash flow is historically the lowest in the first quarter of the year. We continue to expect to generate full-year 2017 free cash flow between $0.9 billion and $1.2 billion. The decrease in free cash flow in the first quarter of 2017 compared to the prior-year period was primarily due to lower cash from operating activities, which included the $500 million pension contribution in January 2017.

Financial position

Our total assets were $26.6 billion at March 31, 2017, a decrease of $1.2 billion from December 31, 2016. The decrease was primarily due to the $500 million contribution to pre-fund our U.S. pension plan and the repayment of US$550 million principal amount of notes upon their maturity, both in the first quarter of 2017, with cash on hand.

At March 31, 2017, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue, which arises from the sale of subscription based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that the negative working capital position at March 31, 2017 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	March 31,	December 31,
(millions of U.S. dollars)	2017	2016
Current indebtedness	828	1,111
Long-term indebtedness	6,288	6,278
Total debt	7,116	7,389
Swaps	316	327
Total debt after swaps	7,432	7,716
Remove fair value adjustments for hedges(2)	26	23
Total debt after currency hedging arrangements	7,458	7,739
Remove transaction costs and discounts included in the carrying value of debt	63	65
Less: cash and cash equivalents(3)	(812)	(2,368)
Net debt	6,709	5,436

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	Includes cash and cash equivalents of $107 million and $112 million at March 31, 2017 and December 31, 2016, respectively, held in subsidiaries, which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled term debt maturity occurs in September 2017. At March 31, 2017, the average maturity of our term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

Additional information

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements; and
•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2016 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2017.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

In June 2016, certain of our U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to our intercompany transfer pricing practices. We plan to pursue all available administrative and judicial remedies necessary to resolve the matter. To that end, we filed a petition in U.S. Tax Court in September 2016. Management believes that we will prevail in this dispute.

For additional information, please see the “Risk Factors” section of our 2016 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2017 that was first communicated in February 2017. Consistent with prior years, our guidance is provided before currency. Our outlook assumes:

•	Constant currency rates relative to 2016; and
•	No further acquisitions or divestitures.

Additionally, our outlook for free cash flow reflects expected cash payments of approximately $200 million in 2017 relating to the fourth-quarter 2016 severance charges, the $500 million contribution to our U.S. defined benefit pension plan made in January 2017, and the loss of free cash flow following the sale of Intellectual Property & Science.

The following table sets forth our 2017 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our expectations.

Revenues expected to grow low single digits
Material assumptions	Material risks

•     Gross domestic product (GDP) growth in most of the countries where we operate

•     Continued demand for products and services that help customers navigate changing geopolitical, economic and regulatory environments

•     An increase in demand for information and workflow solutions

•     The successful execution of sales initiatives, ongoing product release programs and our globalization strategy

•     Global economic uncertainty due to factors including continued regulatory reform around the world, changes in the political environment and the U.K.’s plan to leave the European Union may limit business opportunities for our customers, lowering their demand for our products and services

•    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

•    Pressure on certain customers, in developed markets in particular, may constrain the number of professionals employed

•    Competitive pricing actions could impact our revenues

•     Our sales and product initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin expected to be between 28.8% and 29.8%
Material assumptions	Material risks

•    Revenues expected to grow at low single digits

•     Business mix continues to shift to higher-growth, but lower margin offerings

•     Execution of transformation and efficiency initiatives

•     Continue to invest in growth markets and customer service

•     Same as the risks above related to the revenue outlook

•     Revenues from higher margin businesses may be lower than expected; conversely, revenues from low-margin businesses could be higher than expected

•     The costs of required investments, including those in growth markets, exceed expectations or actual returns are below expectations

•      Acquisition and disposal activity may dilute margins

•      Efficiency initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Adjusted EPS expected to be $2.35
Material assumptions	Material risks

•    Adjusted EBITDA margin expected to be between 28.8% and 29.8%

•     Depreciation and software amortization expense expected to be between $950 million and $1.05 billion

•     Interest expense expected to be between $400 and $425 million

•     Effective tax rate expected to be between 10% and 13%

•     Completion of $1.0 billion share buyback program announced in February 2017

•    Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

•     Obsolescence of technology may require accelerated amortization or impairment of certain assets

•     Higher than expected debt levels or an increase in rates could result in higher interest expense

•     Material changes in current tax laws or treaties to which we are subject could adversely impact our income tax expense

•     Higher common shares outstanding due to lower than expected share repurchases

Free Cash Flow is expected to be between $0.9 billion and $1.2 billion
Material assumptions	Material risks
• Revenues expected to grow at low single digits • Adjusted EBITDA margin expected to be between 28.8% and 29.8% • Capital expenditures expected to be approximately 8.5% of revenues

•    Same as the risks above related to the revenue outlook and adjusted EBITDA margin outlook

•     A weaker macroeconomic environment could negatively impact working capital performance

•     Capital expenditures may be higher than currently expected resulting in higher cash outflows

•     The timing and amount of tax payments to governments may differ from our expectations

Additionally, we expect full-year 2017 core corporate costs including depreciation and amortization of computer software to be approximately $300 million. This reflects cost reductions to realign the corporate center with the size of our business after the sale of Intellectual Property & Science, as well as $40 million to $50 million of higher overhead allocations, primarily technology, to our segments. We expect that the higher allocations will have a negative impact on the adjusted EBITDA margin of Tax & Accounting, our smallest segment, while the impacts on our Financial & Risk and Legal segments are expected to be minimal.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

Related Party Transactions

As of April 27, 2017, Woodbridge beneficially owned approximately 63% of our shares.

There were no new significant related party transactions during the first quarter of 2017. Please refer to the “Related Party Transactions” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, as well as note 29 of our 2016 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after March 31, 2017 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, as well as notes 1 and 2 of our consolidated interim financial statements for the three months ended March 31, 2017, for information regarding changes in accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2016 annual management’s discussion and analysis, which is contained in our 2016 annual report, for additional information. Since the date of our 2016 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiatives which impact our financial reporting:

•	We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative.
•	We are automating manual processes and updating workflows associated with intercompany revenue and cost allocation.

As we are implementing these initiatives in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

As these initiatives could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the first quarter of 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of April 27, 2017, we had outstanding 721,850,617 common shares, 6,000,000 Series II preference shares, 10,211,575 stock options and a total of 6,228,811 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2016 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about our 2017 expectations in the “Overview” and “Outlook” sections, and statements regarding recoveries revenues, the completion of commercial pricing adjustments and the migration of asset management customers to Eikon in our Financial & Risk segment, our view regarding the resolution of a tax matter with the IRS and the renewal of our NCIB program. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2016 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of our Intellectual Property & Science business, which was reported as a discontinued operation through the closing date of the sale.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted EBITDA and the related margin

Adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

The related margin is expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals. The related margin is expressed as a percentage of revenues.	Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.	Earnings from continuing operations
Adjusted earnings and adjusted EPS

Earnings attributable to common shareholders and per share:

•      excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

•     We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash (used in) provided by operating activities, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash (used in) provided by operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are

reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•      Revenues

•      Operating expenses

Non-IFRS Measures:

•      Adjusted EBITDA

•      Adjusted EBITDA margin

•      Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for most directly comparable IFRS measure.

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three months ended March 31, 2017 and 2016.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended March 31,
(millions of U.S. dollars, except margins)	2017	2016	Change
Earnings from continuing operations	317	210	51%
Adjustments to remove:
Tax expense (benefit)	9	(26)
Other finance costs	27	34
Net interest expense	93	93
Amortization of other identifiable intangible assets	119	128
Amortization of computer software	180	169
Depreciation	72	81
EBITDA	817	689
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(1)
Other operating gains, net	(4)	(4)
Fair value adjustments	65	64
Adjusted EBITDA	876	748	17%
Deduct: Capital expenditures, less proceeds from disposals	(213)	(233)
Adjusted EBITDA less capital expenditures	663	515	29%
Adjusted EBITDA margin	31.1%	26.8%	430bp
Adjusted EBITDA less capital expenditures margin	23.6%	18.4%	520bp

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended March 31,		Change
(millions of U.S. dollars)	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	1,502	1,509	-	(1%)	1%
Legal	824	822	-	(1%)	1%
Tax & Accounting	417	389	7%	1%	6%
Corporate & Other	74	75	(1%)	(2%)	1%
Eliminations	(2)	(2)
Consolidated revenues	2,815	2,793	1%	(1%)	2%

	Three months ended March 31,		Change
(millions of U.S. dollars, except margins)	2017	2016	Total	Foreign Currency	Constant Currency

Adjusted EBITDA
Financial & Risk	463	437	6%	(1%)	7%
Legal	307	298	3%	(1%)	4%
Tax & Accounting	141	114	24%	-	24%
Corporate & Other	(35)	(101)	n/a	n/a	n/a
Consolidated adjusted EBITDA	876	748	17%	-	17%

Adjusted EBITDA Margin
Financial & Risk	30.8%	29.0%	180bp	20bp	160bp
Legal	37.3%	36.3%	100bp	(10)bp	110bp
Tax & Accounting	33.8%	29.3%	450bp	(30)bp	480bp
Corporate & Other	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	31.1%	26.8%	430bp	30bp	400bp

	Three months ended March 31,		Change
(millions of U.S. dollars, except per share amounts)	2017	2016	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	2,004	2,109	(5%)	(1%)	(4%)
Consolidated adjusted EPS	$0.63	$0.46	37%	-	37%

Appendix C

Supplemental Information

Depreciation and amortization of computer software by segment

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Financial & Risk	147	142
Legal	62	60
Tax & Accounting	32	31
Corporate & Other	11	17
Total	252	250

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2017	2016	2016	2015	2016	2015	2016	2015
Revenues	2,815	2,793	2,769	2,802	2,744	2,747	2,860	2,887
Operating profit	444	310	401	345	385	386	294	433
Earnings from continuing operations	317	210	304	226	268	263	274	358
(Loss) earnings from discontinued operations, net of tax	(3)	62	46	55	18	30	1,967	59
Net earnings	314	272	350	281	286	293	2,241	417
Earnings attributable to common shareholders	297	262	337	262	273	280	2,226	408
Basic earnings per share
From continuing operations	$0.41	$0.26	$0.39	$0.26	$0.34	$0.32	$0.35	$0.45
From discontinued operations	-	0.08	0.06	0.07	0.03	0.04	2.69	0.08
	$0.41	$0.34	$0.45	$0.33	$0.37	$0.36	$3.04	$0.53
Diluted earnings per share
From continuing operations	$0.41	$0.26	$0.39	$0.26	$0.34	$0.32	$0.35	$0.45
From discontinued operations	-	0.08	0.06	0.07	0.02	0.04	2.68	0.08
	$0.41	$0.34	$0.45	$0.33	$0.36	$0.36	$3.03	$0.53

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues (such as transaction revenues) can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated results.

Revenues — In all periods, the revenue performance included the negative impact of foreign currency. For each quarter in 2016, the revenue declines were entirely due to foreign currency.

On a constant currency basis, revenues grew by low single digits in each quarter, except for the second quarter of 2016 when revenues were essentially unchanged. Our Tax & Accounting segment reported revenue growth in all four quarters. Financial & Risk revenues increased in the last three consecutive quarters, despite declines in recoveries revenues and the negative impact of commercial pricing adjustments associated with the migration of certain customers to new products. Acquisitions contributed to revenue growth in the first quarter of 2017, but did not have a meaningful impact on revenue performance over the previous three quarters.

Operating profit — In the first quarter of 2017, operating profit increased due to higher revenues and lower operating expenses, which reflected the impact of transformation initiatives to simplify and streamline our business. In the fourth quarter of 2016, operating profit decreased due to $212 million of severance charges. In the second quarter of 2016, operating profit increased due to favorable fair value adjustments.

Net earnings — In the first quarter of 2017, net earnings increased as higher operating profit more than offset the loss of earnings from discontinued operations, following the sale of Intellectual Property & Science in October 2016. In the fourth quarter of 2016, net earnings increased due to the gain on the sale of Intellectual Property & Science. Net earnings increased in the second quarter of 2016 primarily due to higher operating profit.